Exhibit 99.1

SIGMA LITHIUM ACHIEVES RECORD PEAK PRODUCTION

OF 890 TONNES PER DAY, EQUIVALENT TO ANNUALIZED

320,000 TONNES PER YEAR

HIGHLIGHTS

Achieves Operational Targets

•	Sigma Lithium announces that its Greentech Plant has reached record daily peak production of 890 tonnes of Triple Zero Green Lithium, equivalent to annualized production of 320,000 tonnes

•	The Company is on track to achieve annual 2023 production guidance of 130,000 tonnes

•	The Company has exceeded the design utilization rate of 85%, running at 88%

•	Greentech Plant’s throughput has evolved to 100% design capacity

SAO PAULO, BRAZIL – (Oct. 2, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced chemical grade lithium concentrate, announces that its Greentech Plant has reached record daily peak production of 890 tonnes, equivalent to annualized production of 320,000 tonnes of Triple Zero Green Lithium at battery grade with 5.5% of lithium oxide.

Therefore, as planned, the Company demonstrates it remains on track to achieve annual 2023 production guidance of 130,000 tonnes of Triple Zero Green Lithium.

Sigma Lithium has successfully ramped up its Greentech Plant to enable it to operate at 100% of design nameplate throughput capacity of annualized production of 270,000 tonnes of Triple Zero Green Lithium.

Achieved Operational Targets

Achieving these targets demonstrates the excellent performance of the Greentech Plant and its tailings dry-stacked circuit in synchronicity with Dense Medium Separation (DMS).

•	The Company has exceeded the design utilization rate of 85%, running at 88%.

•	Throughput has evolved, as planned, from 75% throughput capacity at the end of July 2023 to 100% design capacity, as of Sept. 30, 2023.

o	DMS cyclones operating consistently at 200 tonnes/hour (maximum capacity is 230 tonnes/hour)

•	Greentech Plant global recoveries have been tracking in line with design.

o	The Company has been calibrating “down” the concentrate grade from 5.9% Li2O lithium concentrate.

Sigma Lithium’s state-of-the-art Greentech Plant is the first lithium plant in the world to produce chemical grade lithium concentrate without a tailings dam and with 100% reuse of the water utilized in the processing.

•	With 100% dry-stacked tailings and the absence of hazardous chemical products in processing the lithium, the Company is minimizing the risk of water and soil contamination.

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•	Actively contributing to the preservation of water and biodiversity (ecosystems of creeks, and “caatinga” vegetation in the region).

Sigma Lithium has been demonstrating high adherence to the reserve reconciliation:

•	Actual ore grade and volumes mined are in line with long term geological and mining models reserves stated at the Company’s NI 43101 Technical Report.

Achievement of these milestones is due to the dedication and commitment of the on-site Sigma Lithium team, led by Director of Mining Reinaldo Brandao and Director of Processing Keith Prentice. Over the past three months of their on-site supervision, Reinaldo and Keith have led the operational ramp-up of the Greentech Plant, including the re-engineering of the tailings dry-stacking/water reusage circuit.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer

+1 (647) 706-1087

jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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